Exhibit 4.4

ASSUMPTION AGREEMENT dated as of March __, 2021 among 4d pharma plc, a public limited company incorporated under the laws of England and Wales (“Parent”), Longevity Acquisition Corporation, a British Virgin Islands company limited by shares (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, with offices at One State Street, 30th Floor, New York, New York 10004 (“Warrant Agent”).

W I T N E S S E T H:

WHEREAS, the Company and the Warrant Agent are parties to a Warrant Agreement, dated as of August 28, 2018 (the “Warrant Agreement”), pursuant to which Company issued warrants to purchase its ordinary shares (the “Warrants”);

WHEREAS, the Company entered into an Agreement and Plan of Merger, dated as of October 21, 2020 (the “Merger Agreement”) by and among the Company, Parent and Dolphin Merger Sub Limited, a British Virgin Islands company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”);

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each ordinary share of the Company, no par value (“Company Ordinary Shares”) issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 7.5315 ordinary shares of common stock, par value 0.25 pence per share, of Parent (“Parent Ordinary Shares”), such Parent Ordinary Shares deliverable in the form of American Depositary Shares of Parent (“Parent ADSs”), with each Parent ADS initially representing eight Parent Ordinary Shares;

WHEREAS, Section 4.5 of the Warrant Agreement provides that, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Company Ordinary Shares) (a “Merger Event”), the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Company Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities receivable upon such merger or consolidation, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event;

WHEREAS, Section 6.1 of the Warrant Agreement provides that, subject to the terms and conditions set forth therein and in the Warrant Agreement, outstanding Warrants may be redeemed, at the option of the Company, at the price of $0.01 per Warrant, provided that the last sales price of the Company Ordinary Shares has been at least $16.50 per share (the “Redemption Threshold Price”) for the trading period specified therein;

WHEREAS, in accordance with Section 9.8 of the Warrant Agreement, the Company desires to amend the Redemption Threshold Price to increase it to $18.00 per share, which Redemption Threshold Price will, upon closing of the Merger, adjust in accordance with Sections 4.5 and 6.1 due to the Merger Event; and

WHEREAS, Parent desires to assume the obligations of the Company under the Warrant Agreement and the Warrants;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, Parent and the Warrant Agent mutually covenant and agree for the benefit of the holders of Warrants as follows:

Article 1
DEFINITIONS

Section 1.01.      Definitions in this Assumption Agreement. A term defined in the Warrant Agreement has the same meaning when used in this Assumption Agreement unless such term is otherwise defined herein or amended or supplemented pursuant to this Assumption Agreement. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Assumption Agreement as a whole and not to any particular Article, Section or other subdivision.

Article 2
REDEMPTION THRESHOLD PRICE

Section 2.01.      Revised Term. In accordance with Section 9.8 of the Warrant Agreement, the Company and the Warrant Agent hereby amend the Redemption Threshold Price effective immediately prior to the effective time of the Merger to increase it to $18.00 per share.

Article 3
EFFECT OF MERGER EVENT ON WARRANT TERMS

Section 3.01.      Warrant Terms. In accordance with Section 4.5 of the Warrant Agreement, at the effective time of the Merger, each Warrant that is outstanding as of the effective time of the Merger shall be exercisable, subject and pursuant to the terms of the Warrant Agreement, for 3.76575 Parent Ordinary Shares at a Warrant Price of $1.53 per whole Parent Ordinary Share.

Section 3.02.      Redemption Threshold Price. In accordance with Sections 4.5 and 6.1 of the Warrant Agreement, at the effective time of the Merger, the Redemption Threshold Price shall be the greater of $2.39 per Parent Ordinary Share or $19.12 per ADS (based on an initial ratio of eight Parent Ordinary Shares to one Parent ADS).

Article 4
PARENT ASSUMPTION

Section 4.01.      Assumption. Parent hereby assumes the obligations of the Company under the Warrant Agreement and the Warrants.

Article 5
MISCELLANEOUS

Section 5.01.      Governing Law. The validity, interpretation, and performance of this Assumption Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

Section 5.02.      Counterparts. This Assumption Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Assumption Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Assumption Agreement as to the parties hereto and signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Assumption Agreement to be duly executed as of the date first written above.

LONGEVITY ACQUISITION CORPORATION, as Company

By:
Name:
Title:

4D PHARMA PLC, as Parent

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Assumption Agreement]